UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Xplore Technologies Corp.

(Name of Subject Company (Issuer))

Wolfdancer Acquisition Corp.

(Name of Filing Person—Offeror)

Zebra Technologies Corporation

(Names of Filing Person—Parent of Offeror)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Jim Kaput

Senior Vice President, General Counsel and Corporate Secretary

Zebra Technologies Corporation

3 Overlook Point, Lincolnshire, IL 60069

(847) 634-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.

Maggie D. Flores

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$74,774,060.00	$9,309.37

(1)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 11,925,620 shares of common stock of Xplore Technologies Corp. The transaction value also includes: (i) the aggregate consideration for 1,040,282 shares issuable pursuant to outstanding options with an exercise price less than $6.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $6.00 minus the weighted average exercise price of such options; (ii) the aggregate consideration for 177,500 shares underlying restricted stock units and (iii) the aggregate consideration for up to 6,456 additional shares that may be issued under Xplore Technologies Corp.’s employee stock purchase plan.

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,309.37	Filing Party: Zebra Technologies Corporation
Form or Registration No.: Schedule TO	Date Filed: July 17, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wolfdancer Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Zebra Technologies Corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Xplore Technologies Corp., a Delaware corporation (“Xplore”), at a purchase price of $6.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on August 13, 2018. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 9,923,943 Shares had been validly tendered and not properly withdrawn in the Offer (not including 216,646 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 73.1% of the Fully Diluted Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on August 14, 2018, Parent completed the acquisition of Xplore through the merger of Purchaser with and into Xplore pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares owned by Xplore as treasury stock immediately prior to the Effective Time, (2) Shares owned by Parent or Purchaser at the commencement of the Offer and owned by Parent or Purchaser immediately prior to the Effective Time or (3) Shares held by any stockholder who has properly demanded and not otherwise lost appraisal rights under Delaware law) has been converted into the right to receive an amount of cash equal to the Offer Price. Xplore will delist the Shares from the Nasdaq Capital Market and apply for termination of registration of the Shares under the Exchange Act.

The full text of the press release issued on August 14, 2018, announcing the expiration and results of the Offer and the completion of the Merger is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Items 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(I)	Press Release issued on August 14, 2018.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2018

WOLFDANCER ACQUISITION CORP.

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	President

ZEBRA TECHNOLOGIES CORPORATION

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Senior Vice President